

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Paul Badawi
President and Chief Executive Officer
Sight Sciences, Inc.
4040 Campbell Ave, Suite 100
Menlo Park CA 94025

      Re: Sight Sciences, Inc.
           Registration Statement on Form S-1
           Correspondence dated July 1, 2021
           CIK No. 0001531177

Dear Mr. Badawi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2021 letter.

Correspondence dated July 1, 2021

Critical Accounting Policies and Estimates
Stock-Based Compensation and Fair Value of Common Stock, page 116

1.   In your letter dated July 1, 2021 you indicate that you used linear interpolation between two valuation dates as a methodology by which to determine the fair value per share for financial reporting purposes. Please revise your disclosure to be consistent with your response.

2.   In Note 11 on page F-56 of your Amendment 1 to Form DRS, you state that the weighted-average grant date fair value of options granted during the three months ended March 31, 2021 was $13.76. On page 6 of your response, it appears that the fair value was $17.22

for the February 9, 2021 option grants and $17.90 for the February 23, 2021 option grants. Please revise or advise.

3.   In your subsequent event footnote on page F-60, please disclose the estimated compensation expense associated with your equity awards that were issued May 25, 2021 and the periods over which it will be recognized. Refer to ASC 855-10-50-2.

    You may contact Sasha Parikh at 202-551-3627 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Peter N. Handrinos, Esq.